Exhibit 99.1

EPL Intermediate, Inc. Announces Results for the
Fourth Quarter and Year Ended December 26, 2007

COSTA MESA, CA.-- (BUSINESS WIRE) - March 20, 2008 - EPL Intermediate, Inc. (“El Pollo Loco” or the “Company”), parent company of El Pollo Loco, Inc., today reported results for its fourth quarter and year ended December 26, 2007. For purposes of simplicity, the Company has described the 13-week fourth quarters and fiscal year ended December 26, 2007 and December 27, 2006 as December 31, 2007 and December 31, 2006, respectively.

El Pollo Loco reported operating revenues for the year ended December 31, 2007 of $279.0 million, which is an increase of $19.1 million, or 7.4%, over operating revenues for the year ended December 31, 2006 of $259.9 million. Operating revenues include both sales at company-owned stores and franchise revenues. Increases in company-operated restaurant revenue are attributed to growth in new company-operated restaurants and increases in same store sales. Same-store sales for the system (includes both company and franchise locations) increased 2.7% in 2007. Restaurants enter the comparable restaurant base for same-store sales the first full week after that restaurant’s 15-month anniversary.

Changes in operating expenses in 2007 include:

•
an increase in product cost of $5.0 million, or 6.7%, to $81.2 million for 2007 from $76.2 million for 2006. These costs were 31.2% as a percentage of restaurant revenue for 2007 compared to 31.4% for 2006. The 0.2% decrease in 2007 resulted primarily from menu price increases taken in January 2007, offset partially by increases in commodity costs.

•
an increase in payroll and benefit expenses of $5.9 million, or 9.6%, to $67.5 million for 2007 from $61.6 million for 2006. As a percentage of restaurant revenue, these costs increased 0.6% to 26.0% for 2007 from 25.4% for 2006. This increase is primarily attributed to the California minimum wage increase effective January 1, 2007 and higher spending during the year on manager training.

•
a 0.6% increase in restaurant other operating expense (includes utilities, repair and maintenance, advertising, property taxes, occupancy and other operating expenses) as a percentage of restaurant revenue, resulting primarily from a 0.4% increase in occupancy costs as a percentage of revenue and increased advertising expense of 0.2% as a percentage of revenue.

•
an increase in general and administrative expenses of $3.4 million, or 12.6%, to $30.2 million for 2007 from $26.8 million in 2006. This increase is attributed to: a $2.6 million non-cash loss recognized in the 2007 period from the sale of eight company restaurants that did not occur in the 2006 period; increased legal fees of $1.5 million in the 2007 period; a $0.8 million increase in salary and fringe expense, primarily due to increased headcount; and an increase of $0.3 million in stock option expense, partially offset by $1.8 million in IPO-related expenses in fiscal 2006 that did not recur in 2007.

Operating income decreased $2.3 million, or 7.5%, to $28.2 million for 2007 from $30.5 million for 2006 due to the factors described above.

Interest expense, net of interest income, increased $0.4 million, or 1.2%, to $29.2 million in 2007 from $28.8 million in 2006.

Our provision for income taxes consisted of income tax expense of $3.1 million in 2007 compared to $1.1 million in 2006.

There was a net loss for the year ended December 31, 2007 of $4.0 million, or (1.6%) as a percentage of restaurant revenue, compared to net income of $0.6 million, or 0.3%, for the year ended December 31, 2006.

Commenting on the fiscal 2007 results, Stephen E. Carley, president and CEO of El Pollo Loco, Inc. said, “We are pleased to deliver positive system-wide same-store sales growth for the eighth consecutive year. Our growth in 2007 is particularly noteworthy given our comparison against strong early 2006 sales growth numbers and a challenging economic environment that drew intense QSR competition throughout the year.”

“We expect 2008 to be even more challenging than last year with a continuation of the general softness in sales we have seen,” said Carley. “Consumers continue to feel the pressure of higher gasoline costs, declining home values and the possibility of a recession, while restaurant companies face dramatic, even record, increases in commodity costs. We believe there is a significant risk of rising feedstock costs adversely affecting the cost of chicken and other ingredients. In addition, we have experienced increased labor costs due to increases in the California minimum wage, and the federal minimum wage will increase in July 2008 and further in 2009. In early 2008, we implemented menu price increases to partially offset these cost increases, but if inflationary pressures require more aggressive menu price increases to protect margins, check average and restaurant traffic could be at risk.”

Carley added, “Despite the tentative outlook for the U.S. economy in 2008, we are prepared to weather the storm, both with promotions designed to deliver the price-value equation that has become increasingly important to consumers and with new products that feature our signature citrus-marinated, flame-grilled chicken and tap into our guests’ demand for fresh, flavorful food on the go.”

Addressing the Company’s expansion, Mr. Carley said, “We continued our restaurant growth in 2007, opening 30 restaurants; 11 are company-owned and 19 are franchised locations. The latter includes five new restaurants in Georgia and our first El Pollo Loco® in Massachusetts.”

El Pollo Loco’s restaurant count changes for 2007 are as follows:

	Company	Franchised Stores	Total
December 31, 2006	151	208	359
Opened	11	19	30
Purchased/Transferred from franchisees	5	(5)
Sold to franchisees	(8)	8
Closed	-	-	-

December 31, 2007	159	230	389

In 2008, the Company plans to increase its penetration in existing markets (primarily greater Los Angeles and Las Vegas), while developing certain new markets through a combination of company store growth and development agreements with experienced franchise operators. El Pollo Loco plans to open approximately 10 company owned restaurants and approximately 40 franchised restaurants in 2008.

In December of 2007, the Company announced that Freeman Spogli & Co., a leading private equity investment firm, had made a $45,000,000 equity investment in our parent company. The additional liquidity provided by that investment will be used by El Pollo Loco for general corporate purposes and to accelerate company restaurant growth outside its core markets-- in Chicago and other markets currently under evaluation. In January 2008, we repurchased $7.8 million of outstanding 14.5% senior discount notes due 2014.

In addition to company expansion, El Pollo Loco will continue to partner with experienced franchise restaurant operators to further build its national presence. As of December 31, 2007, the Company had signed development agreements with experienced franchise operators to open over 200 restaurants in regions of California, Arizona, Illinois, the six states comprising New England, Missouri, Georgia, North Carolina, South Carolina, Virginia, Utah, Washington, Oregon, Florida, New York and New Jersey. The restaurants are scheduled to open at various dates through 2016.

Operating revenues for the fourth quarter of 2007 totaled $70.2 million, which is an increase of $5.6 million, or 8.7%, over operating revenues of $64.6 million for the fourth quarter of 2006. Same-store sales for the system (includes both company and franchise locations) increased 3.0% in the fourth quarter of 2007.

Operating income for the fourth quarter of 2007 was $5.6 million, an increase of $0.4 million, or 8.3%, from operating income of $5.2 million in the fourth quarter of 2006.

There was a net loss for the fourth quarter of 2007 of $1.6 million compared with a net loss of $1.2 million in the fourth quarter of 2006.

System-wide Sales

Included above are franchise and system-wide same-store sales information. System-wide sales are a financial measure that includes sales at all company-owned stores and franchise-owned stores, as reported by franchisees. Management uses system-wide sales information internally in connection with store development decisions, planning and budgeting analyses. Management believes system-wide sales information is useful in assessing consumer acceptance of the Company’s brand and facilitates an understanding of financial performance as the Company’s franchisees pay royalties and contribute to advertising pools based on a percentage of their sales.

Safe Harbor Statement

This news release contains forward-looking statements, which are statements that do not relate solely to historical fact. They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. They may contain words such as “believe,” “anticipate,” “expect,” “estimate,” “intend,” “project,” “plan,” “will,” “should,” “may,” “could” or words or phrases of similar meaning. The statements reflect management's current expectations regarding future events. Risk factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to, concerns about food-borne illnesses; negative publicity, whether or not valid; adverse public perception due to the occurrence of avian flu; increases in the cost of chicken; an adverse ruling in litigation involving El Pollo Loco-Mexico which could result in the imposition of significant monetary damages and loss of rights to the trademarks in Mexico; our dependence upon frequent deliveries of food and other supplies; our sensitivity to events and conditions in the greater Los Angeles area; our reliance in part on our franchisees; our vulnerability to changes in consumer preferences and economic conditions; our ability to compete successfully with other quick service and fast casual restaurants; and other risk factors listed from time to time in the Company's reports filed with the Securities and Exchange Commission. Statements about the Company’s past performance are not necessarily indicative of its future results. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as the result of new information, future events or otherwise.

About the Company

El Pollo Loco® is the nation’s leading restaurant concept specializing in flame-grilled chicken. Headquartered in Costa Mesa, California, El Pollo Loco, Inc. operates a restaurant system comprised of 159 company-operated and 230 franchised restaurants (as of December 31, 2007) located primarily in California, with additional restaurants in Arizona, Nevada, Texas, Colorado, Illinois, Georgia, Connecticut, and Massachusetts. El Pollo Loco’s menu features the company’s signature citrus-marinated, flame-grilled chicken in individual and family-size meals, along with a variety of contemporary, Mexican-inspired entrees containing the company’s signature chicken as the central ingredient, including its specialty Pollo Bowl® entrees, pollo salads, signature grilled burritos, tacos, quesadillas, Grilled Chicken Nachos, and Chicken Tortilla Soup. Chicken meals are served with a choice of corn or flour tortillas, freshly-prepared salsas and an assortment of side orders. For more information about the Company, visit www.elpolloloco.com.

Contacts:	Joe Stein	Julie Weeks
	Chief Financial Officer	Vice President of Communications
	El Pollo Loco, Inc.	El Pollo Loco, Inc.
	714.599.5155	714.599.5150
	jstein@elpolloloco.com	jweeks@elpolloloco.com

Summary Financial Information

In the following summary consolidated financial information, the Company refers to itself as the Predecessor for all periods prior to the November 18, 2005 acquisition of our parent company by affiliates of Trimaran Capital, LLC, and the Successor for all periods subsequent to the acquisition.

EPL INTERMEDIATE, INC.
(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc.)

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands)

	Predecessor	Successor
	December 30, 2004	November 18 to
	to November 17,	December 28,	December 27,	December 26,
	2005	2005	2006	2007

OPERATING REVENUE:
Restaurant revenue	$197,267	$24,527	$242,571	$259,987
Franchise revenue	13,661	1,742	17,317	19,038

Total operating revenue	210,928	26,269	259,888	279,025

OPERATING EXPENSES:
Product cost	62,638	7,958	76,151	81,233
Payroll and benefits	50,325	6,746	61,601	67,545
Depreciation and amortization	12,743	1,203	10,333	11,947
Other operating expenses	65,340	7,958	81,281	90,074

Total operating expenses	191,046	23,865	229,366	250,799

OPERATING INCOME	19,882	2,404	30,522	28,226

INTEREST EXPENSE--Net of interest
income of $369, $0, $413 and $384 for the
periods ended November 17, 2005,
December 28, 2005, December 27, 2006
and December 26, 2007 respectively	38,726	3,385	28,813	29,167

INCOME (LOSS) BEFORE PROVISION
FOR INCOME TAXES	(18,844)	(981)	1,709	(941)

PROVISION (BENEFIT) FOR INCOME TAXES	(7,651)	(393)	1,072	3,093

NET INCOME (LOSS)	$(11,193)	$(588)	$637	$(4,034)

	Fiscal Years
	2005	2006	2007
Income Statement Data:
Restaurant revenue	100.0%	100.0%	100.0%
Product cost	31.8	31.4	31.2
Payroll and benefits	25.7	25.4	26.0
Depreciation and amortization	6.3	4.3	4.6
Other operating expenses	33.0	33.5	34.6
Operating income	10.0	12.6	10.9
Interest expense	19.0	11.9	11.2
Income (loss) before income taxes	(8.9)	0.7	(0.4)
Net income (loss)	(5.3)	0.3	(1.6)
Supplementary Income Statement Data:
Restaurant other operating expense	19.3	21.0	21.6
Franchise expense	1.4	1.4	1.4
General and administrative expense	12.3	11.1	11.6
Total other operating expenses	33.0	33.5	34.6